Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Six Months Ended June 30, 2005
	2000	2001	2002	2003	2004
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$79,316	$97,613	$107,495	$88,169	$108,601	$79,769
Fixed charges	28,438	15,755	33,344	39,779	41,657	27,316
Amortization of capitalized interest	459	465	471	462	463	231
Distributed income of equity investees	—	—	—	—	—	1,300
Capitalized interest	(1,282)	(764)	(231)	(102)	(426)	(380)

Total earnings	$106,931	$113,069	$141,079	$128,308	$150,295	$108,236

FIXED CHARGES:
Interest expense	$27,009	$14,606	$22,907	$36,597	$37,893	$25,282
Capitalized interest	1,282	764	231	102	426	380
Debt expense amortization	—	253	9,950	2,830	3,056	1,463
Rent expense representative of interest factor	147	132	256	250	282	191

Total fixed charges	$28,438	$15,755	$33,344	$39,779	$41,657	$27,316

Ratio of earnings to fixed charges	3.8	7.2	4.2	3.2	3.6	4.0

*	Excludes income from equity investments and minority interest expense.